November 27, 2019

Stephen Cotton
Chief Executive Officer
Aqua Metals, Inc.
2500 Peru Drive
McCarran, Nevada 89437

       Re: Aqua Metals, Inc.
           Registration Statement on Form S-3
           Filed November 22, 2019
           File No. 333-235238

Dear Mr. Cotton:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:    Daniel K. Donahue